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August 13, 2024		NR 03 – 2024

Avrupa Minerals Update – Portugal, Kosovo, Finland

Drilling Programs at Three Projects

•Drilling at the Sesmarias copper-zinc massive sulfide target in Portugal commenced -- initially planning for seven holes in the Central and North zones:

-Total 4,200 meters with the possibility for two additional 600-meter holes;

-Drill plan targets the hinge zone of the mineralized Sesmarias synform along a strike length of 500-600 meters.

•At the Slivova gold-silver project in Kosovo, up to 3,000 meters of drilling, mostly designed to upgrade the mineral resource estimate from Inferred and Indicated to Measured Resources.

•Planning for drilling at the Kangasjärvi zinc-copper massive sulfide target in Finland underway:

-Three holes planned, totaling 1,000 meters;

-Targets strong geophysical anomalism close to historic zinc-copper mine and not previously drilled.

Avrupa Minerals Ltd. (AVU:TSXV) is excited to announce that it will be drilling at all three of its joint ventured projects in the coming months.  Drilling has already started at the Sesmarias VMS prospect in Portugal, and plans are underway for 3,000 meters of drilling at the Slivova gold-silver deposit in Kosovo.  Later in Q4, we expect to run a three-hole, 1000-meter recon drilling program at the Kangasjärvi VMS prospect in Finland.

Sesmarias VMS prospect, Portugal

Drilling at Sesmarias commenced at the end of June.  We are planning for seven 600-meter holes over a strike length of approximately 550 to 600 meters in the Central and Northern zones of the Sesmarias VMS deposit (Sections 250S through 800S).  These may be followed by two further 600-meter holes, collared where necessary.  Drilling is designed to upgrade and enhance the body of higher grade, hinge zone, copper-zinc mineralization intersected in previous holes drilled in 2021 and during last year’s successful program (see previous AVU news releases: June 12, 2023; November 28, 2023; and June 3, 2024).

The drilling program at Sesmarias is part of a joint venture between Avrupa Minerals and Sandfire Mineira Portugal, Unipessoal Lda. (“Sandfire Portugal”), a 100%-owned subsidiary of Minas de Aguas Teñidas, S.A. (“Sandfire MATSA”). Avrupa continues to operate the project through the JV entity PorMining Lda., and Sandfire Portugal continues to fund the exploration work.

Paul W. Kuhn, President and CEO of Avrupa Minerals, noted, “Drilling at Sesmarias is underway.  Our target is compact and well-defined.  Previous drilling partially defines the synformal shape of the mineralization, showing higher grade polymetallic mineralization located around the hinge of the fold in the Central zone.  We are aiming to expand the hinge mineralization to the north, as well as up into the limbs of the synform.  We look forward to providing more news as the summer passes.”

As shown in the following schematic cross-section of the Sesmarias deposit, and noted previously, we will be targeting the hinge of the fold system, which has been partially defined on the 250S, 350S, 500S, 650S, and 800S sections, to date.

SESMARIAS SCHEMATIC SECTION

SW
NE
SES019
SES020
SES022
SES23-052
SES026
SES003
SES002
SES21-036
SES23-048
SES21-044
SES23-049
SES23-047
SES23-051
SES23-050
Looking NW
Field of view (SW-NE) - 500m
Depth of view (strike length) - 1400 m
Sesmarias North
Sesmarias Central
Sesmarias South
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
4204500 N
4204000 N
4203500 N
Legend
Tertiary
Spilites
Massive + semi-massive sulphides
Stockwork
Potential sulphide mineralisation
Mineral horizon: Black shales + felsic rocks
Main thrust faults
Drill collars
2023 drillholes
Previous drillholes

Figure 1.  Schematic diagram, courtesy of the PorMining geological staff, showing the general targeting of the new drilling program.  Field of view is 500 meters left to right, and 1,400 meters in depth (strike length).

Sesmarias North
Sesmarias Central
Sesmarias South
050 N
000
070 S
120 S
250 S
1 Drill Hole
350 S
1 Drill Hole
2 Drill Holes
500 S
1 Drill Hole
650 S
1 Drill Hole
800 S
1 Drill Hole
950 S
1100 S
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-036
SES21-033
SES008
SES21-038
SES21-032
SES20-031
SES21-039
SES028
SES025
SES21-045
SES21-046
SES21-043/43A
SES21-044
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES027
SES016/016A
SES23-048
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
SES010
N
0
250
meters
Scale 1:5,000

Figure 2.  Light blue/turquoise notations show which sections we plan to drill to attempt to upgrade our understanding of the Sesmarias mineralization in the central and northern zones.  We have started drilling on Sections 800S and 650S, and will move north to between Sections 350S and 500S as work progresses.  Later we plan to drill between 500S and 650S, as well as on Sections 250S and 350S.

Slivova Gold-Silver Deposit, Kosovo

Recent discussions with partner Western Tethyan Resources (WTR) indicate that they plan to drill ~3,000 meters at the Slivova deposit beginning later this summer.  While WTR is presently completing trenching and property-wide soil sampling to upgrade potential satellite deposits to Slivova, the company expects that most of the upcoming work will be directed towards resource development in the main Slivova deposit.  Further information concerning the work plans is expected in the coming weeks.

Kangasjärvi Zinc-Copper Prospect, Finland

Detailed work carried out at Kangasjärvi over the past three years has led to the discovery of exciting new targets close to the historic deposit. The targets consist of strong electromagnetic (EM) anomalism detected by a deep-penetrating, helicopter EM survey.  The intense electric conductivity may reflect the presence of an undiscovered center of massive mineralization, including copper-rich sulfides and a stockwork feeder zone. Modelling points to a possible mineral body measuring 500m by 600m, starting at a depth of 100m and continuing down to more than 500m at both the Kangas Main and Kangas North targets.  Neither target has been drilled previously.

Figure 3.  Location of the two Kangas EM targets, along with historic drilling locations.

Figure 4.  Close-in view of the Kangas Main EM anomaly.

planned new drill hole
A
B
-100m
-100m
Kangasjärvi deposit
interpreted as Zinc-rich, distal part of larger VMS deposit displaced by large fault fault
SkyTEM conductor
possible Cu-rich, proximal part with potential underlying feeder zone
0
100
Scale bar (m)

Figure 5.  Inversion model in cross-section. Main target located to the right of large fault (red).  Historic Kangasjärvi deposit to the left of the fault could be “tail” of the main deposit separated by faulting.

The Company and partner Akkerman Exploration are planning three drill holes, totalling 1,000 meters, in the two targets at Kangas Main and Kangas North.  We plan to start during early Q4, depending on drill rig availability.  More information will be distributed as plans coalesce and the drilling company is locked into a time slot during October.

Sandfire Portugal is a 100%-owned subsidiary of Sandfire MATSA, a modern mining company which owns and operates the MATSA Mining Operations in the Huelva province of Spain. With a processing plant located to the north of the Iberian Pyrite Belt that sources ore from three underground mines, the Aguas Teñidas and Magdalena Mines in Almonaster la Real and the Sotiel Mine in Calañas, Sandfire MATSA produces copper, zinc and lead mineral concentrates that are sold from the port of Huelva.

Western Tethyan Resources (WTR) is a UK-registered, mineral exploration and development company focused on South East Europe. The company has a strategic alliance with Newmont Corporation and Ariana Resources and is currently focused on exploration for major copper-gold deposits in the Lecce Magmatic Complex and Vardar Belt. The company is assessing several other exploration project opportunities across Eastern Europe, targeting copper-gold deposits across the porphyry-epithermal transition.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.